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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  September, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.   Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         NEUROCHEM INC.
September 14, 2005

                                         By:  /s/ Dr. Lise Hebert
                                              ----------------------------------
                                              Dr. Lise Hebert
                                              Vice-President,
                                              Corporate Communications





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                                                 NEUROCHEM INC.
                                                 275 Armand-Frappier Blvd.
[NEUROCHEM(LOGO)]                                Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

For further information, please contact:

Lise Hebert, PhD                                             Tel: (450) 680-4571
Vice President, Corporate Communications                     Fax: (450) 680-4501
lhebert@neurochem.com
---------------------

                     NEUROCHEM ANNOUNCES LAUNCH OF EUROPEAN
                    PHASE III CLINICAL TRIAL ON ALZHEMED(TM)
                      FOR TREATMENT OF ALZHEIMER'S DISEASE
     North American Phase III Clinical Trial on Alzhemed(TM) Fully Enrolled

LAVAL, CANADA, SEPT. 13, 2005 -- Neurochem Inc. (NASDAQ: NRMX; TSX: NRM) announced today that it has launched its European Phase III clinical trial on Alzhemed(TM), following an investigators' meeting attended by more than 250 clinicians and health professionals in Vienna, Austria, from September 9 to September 11, 2005. Alzhemed(TM) is the Company's investigational product candidate for the treatment of Alzheimer's disease (AD). There are 73 centers in ten countries which have been selected by Neurochem to conduct the trial, of which many are centres of excellence of the European Alzheimer's Disease Consortium (EADC).

The multi-centre, randomized, double-blind, placebo-controlled and parallel designed European Phase III clinical trial will investigate the safety and efficacy of Alzhemed(TM) in treating AD, with some 930 mild-to-moderate AD patients taking part in the trial. They will be randomized to receive either placebo or one of two different dose levels of Alzhemed(TM) for a period of 18 months, in addition to their regular treatment with one of a number of acetylcholinesterase inhibitors.

In July, Neurochem completed the enrolment of 1052 mild-to-moderate AD patients for its North American Phase III clinical trial on Alzhemed(TM). To date, approximately 470 and 210 patients have completed six and nine months of the North American trial, respectively. Both the European and North American trials are designed to demonstrate the disease-modifying potential of Alzhemed(TM).

"This Phase III clinical trial for Alzhemed(TM) is, in my view, the one raising the most hope in Europe for the treatment of Alzheimer's disease," said Bruno Vellas, MD, Ph.D., Professor of Medicine and Chairman of the Department of Internal Medicine and Geriatric Medicine, and Chief of the Alzheimer's Disease Clinical and Research Center at the University Hospital Center in Toulouse, France, and one of the Principal Investigators of Alzhemed(TM)'s Phase III clinical trial in Europe for the EADC.


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"Alzhemed(TM)'s good tolerability profile and unique mechanism of action aimed at stopping the progression of the disease rather than targeting the symptoms are particularly interesting. The enthusiasm evidenced by the large attendance at our recent investigator meeting in Vienna for this Phase III illustrates the European medical community's interest in and the excitement about participating in this trial," he added.

"We are excited that Alzhemed(TM) is potentially first in a new class of orally-available therapeutics developed to stop the progression of the disease," said Denis Garceau, Ph.D., Senior Vice President, Drug Development at Neurochem. He added that, "We are proud to collaborate during this Phase III clinical trial with eminent European leaders in the AD field -- medical experts such as Professor Vellas -- who are eager to find a treatment for this debilitating disease."

ABOUT ALZHEMED(TM)

Azhemed(TM) is an orally administered, small organic molecule specifically designed to modify the course of AD by binding to soluble amyloid (beta) (A(beta)) protein and keeping it in a non-fibrillar form. As reported previously, results of the Phase II trial demonstrated that there were no apparent safety findings of concern in patients treated with Alzhemed(TM) and that the investigational product candidate was well tolerated in individuals with mild-to-moderate AD.

ABOUT ALZHEIMER'S DISEASE

Alzheimer's Disease (AD) is a progressive form of dementia associated with specific brain pathologies. It impairs a person's cognitive and motor functions and gradually destroys the brain.

AD is the most common cause of dementia in our aging population. Almost 5 million individuals in the United States alone currently suffer from the condition. The U.S. Alzheimer's Association estimates that by 2025, over 22 million people worldwide will be afflicted.

According to a report commissioned by the U.S. Alzheimer's Association, AD costs American businesses approximately US$61 billion a year That price tag includes US$24.6 billion for direct health care of Alzheimer's patients and US$36.5 billion to cover costs related to caregivers of AD patients, including lost productivity, absenteeism and worker replacement.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded. The Company is in the process of submitting a New Drug Application (NDA) for Fibrillex(TM) that the FDA has agreed to file and review. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the


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prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
         -----------------



Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem Inc.'s control. The risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem Inc. does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in public filings of Neurochem Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance on, if any, the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.